Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "COQUI 3D INCORPORATED", CHANGING ITS NAME FROM "COQUI 3D INCORPORATED" TO "MARION SURGICAL INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF APRIL, A.D. 2018, AT 4:07 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5805057 8100
SR# 20182883849

Authentication: 202553787
Date: 04-20-18

You may verify this certificate online at corp.delaware.gov/authver.shtml